Thomas S. Timko Vice President, Controller, & CAO	General Motors Company M/C 482-C34-D71 300 Renaissance Center Detroit, MI 48265 313-667-3434

December 12, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Lyn Shenk
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    General Motors Company
Form 8-K dated July 21, 2016
Filed July 21, 2016
File No. 001-34960

Dear Mr. Shenk:

This letter from General Motors Company (the “Company” or “GM”) is in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 7, 2016, regarding our October 17, 2016 response to the Staff’s comment letter on the Company’s Form 8-K dated July 21, 2016 (File No. 001-34960) filed with the Commission on July 21, 2016 (the “Form 8-K”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

Exhibit 1

Supplemental Material, page 1

1.
We note your response to prior comment four. Please revise future filings to supplement your presentation of ROIC-adjusted with presentation of ROIC calculated on a non-adjusted basis using GAAP net income. Refer to 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company will include a presentation of ROIC calculated using GAAP net income in our future filings.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 667-3434.

Very Truly Yours,

/s/ THOMAS S. TIMKO
Thomas S. Timko Vice President, Controller and Chief Accounting Officer